Appendix 3X Initial Director’s Interest Notice + See chapter 19 for defined terms. 11/3/2002 Appendix 3X Page 1 Rule 3.19A.1 Appendix 3X Initial Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/9/2001. Name of entity Rio Tinto Limited ABN 96 004 458 404 We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Simon Trott Date of appointment 25 August 2025 Part 1 - Director’s relevant interests in securities of which the director is the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Number & class of securities* 210,085 awards granted under the Rio Tinto Limited Equity Incentive Plan (EIP) to be vested in Rio Tinto Limited ordinary shares (“Shares”), subject to the satisfaction of the vesting conditions, being: • 17,451 Bonus Deferral Awards (BDA); and • 192,634 Performance Share Awards (PSA) (collectively referred to as Awards)**. * In addition to the interests in Rio Tinto Limited disclosed in this notice, as at the date of this notice Mr Trott holds the following interests in shares in Rio Tinto plc:  49,571 Performance Share Awards granted under the Rio Tinto plc Equity Incentive Plan, to be vested in Rio Tinto plc ordinary shares (plc Shares), subject to satisfaction of the vesting conditions.  7,203 plc Shares in a Rio Tinto plc Share Plan Account held by CPU Share Plans Pty Limited as nominee on behalf of Mr Trott.  456 plc Shares acquired under myShare, the Rio Tinto plc Global Employee Share Plan, held by CPU Share Plans Pty Limited as nominee on behalf of Mr Trott. Any changes to Mr Trott’s interests in plc Shares will be voluntarily notified to the ASX. ** In accordance with the rules of the EIP, upon vesting of BDA and PSA Mr Trott may receive additional Shares in lieu of dividends that would have been paid to him in the period from grant on the base number of BDA or PSA that vest. EXHIBIT 99.7

Appendix 3X Initial Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3X Page 2 11/3/2002 Part 2 – Director’s relevant interests in securities of which the director is not the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. Shares held by Carnwrath Pty Ltd as Trustee for Carnwrath Trust, of which Mr Trott is a beneficiary Shares held by CPU Share Plans Pty Limited as nominee in a Share Plan Account (SPA) on behalf of Mr Trott Shares acquired under the Rio Tinto Limited Global Employee Share Plan (myShare), held by CPU Share Plans Pty Limited as nominee on behalf of Mr Trott*** Number & class of Securities 24,430 Ordinary shares 3,324 Ordinary shares 1,801 Ordinary shares *** Shares acquired by Mt Trott under myShare have all vested. Mr Trott may receive additional Shares through re-investment of dividends. Part 3 – Director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract N/A Nature of interest N/A Name of registered holder (if issued securities) N/A No. and class of securities to which interest relates N/A